August 22, 2024

Raj Mehra, Ph.D.
President and Chief Executive Officer
Seelos Therapeutics, Inc.
300 Park Avenue, 2nd Floor
New York, NY 10022

       Re: Seelos Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed August 16, 2024
           File No. 333-281604
Dear Raj Mehra Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ron Ben-Bassat, Esq.